UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 50)

MGM Resorts International

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953 10 1

(CUSIP Number)

Anthony L. Mandekic

Tracinda Corporation

6725 Via Austi Parkway, Suite 370

Las Vegas, NV 89119

(702) 978-6161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 57,173,744 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 57,173,744 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 574,739,484 shares of common stock issued and outstanding as of May 4, 2017, based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended March 31, 2017.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony L. Mandekic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,357 shares
	8.	Shared Voting Power 57,207,101 shares
	9.	Sole Dispositive Power 33,357 shares
	10.	Shared Dispositive Power 57,207,101 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,207,101 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.95%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 574,739,484 shares of common stock issued and outstanding as of May 4, 2017, based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended March 31, 2017.

This Amendment No. 50 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Anthony Mandekic, executor of the estate of Mr. Kirk Kerkorian, the former sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011, April 20, 2011, August 18, 2011, February 28, 2012, April 4, 2012, March 14, 2013, September 18, 2013, June 16, 2015, June 14, 2016, August 17, 2016, September 1.2016, February 13, 2017, February 17, 2017 and February 22, 2017, as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 50 shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On May 22, 2017, Tracinda placed an order to sell 10,000,000 shares of Common Stock at a price of $31.25 per share, pursuant to Rule 144. This transaction is expected to be settled on or about May 25, 2017.

Tracinda continues to believe there is substantial value in the assets of MGM Resorts and that the Company is a good long term investment. The decision to sell the shares described above is a product of Tracinda’s ongoing evaluation of alternatives and opportunities for an orderly disposition of its position in the Common Stock, as directed in Mr. Kerkorian’s will.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned, as of the date hereof, by each person or entity named in Item 2 of the Schedule 13D. Mr. Mandekic has sole voting and investment power with respect to the shares held by the Filing Persons.

Reporting Persons	Number of Share Beneficially Owned with Sole Power to Vote or to Direct the Vote or Sole Power to Dispose or to Direct the Disposition		Number of Share Beneficially Owned with Share Power to Vote or to Direct the Vote or Shared Power to Dispose or to Direct the Disposition	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned (1)
Tracinda Corporation	-0-		57,173,744	57,173,744	9.9%
Anthony L. Mandekic	33,357	(2)	57,207,101	57,207,101	9.95%

(1)	Percentage calculated on the basis of 574,739,484 shares of common stock issued and outstanding as of May 4, 2017, based upon information contained in the Company’s Quarterly Report Form 10-Q for the period ended March 31, 2017.
(2)	Includes 20,000 shares subject to stock appreciation rights exercisable within 60 days. Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.

(c) Except as set forth in this Schedule 13D, within the last 60 days, no reportable transactions were effected by any Reporting Person, and except that on May 1, 2017, Mr. Mandekic exercised 20,000 Stock Appreciation Rights, in a transaction exempt from Section 16 of the Securities Exchange Act of 1934, and sold the underlying shares, for $31.09 per share, in the open market.

(d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The disclosure set forth in Item 4 of this Amendment No. 50 is incorporated herein by this reference.

Item 7. Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 24, 2016

TRACINDA CORPORATION

By: Anthony L. Mandekic
CEO, President and Secretary/Treasurer

By:	/s/ Janet S. McCloud
Name:	Janet S. McCloud
Title:	Attorney-in-Fact*

ANTHONY L. MANDEKIC

By:	/s/ Janet S. McCloud
Name:	Janet S. McCloud
Title:	Attorney-in-Fact*

*	Power of Attorney filed on June 14, 2016, as Exhibit 99.3 to Amendment No. 44 to the Schedule 13D.